Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of the material subsidiaries of Federal Trust Corporation:

Name	State of Incorporation
Federal Trust Bank	Federal

Federal Trust Mortgage Company	Florida

Federal Trust Statutory Trust I	Delaware